HEI Exhibit 99.1

November 1, 2007

Contact:	Suzy P. Hollinger	(808) 543-7385 Telephone
	Manager, Treasury and Investor Relations	(808) 532-5812 Facsimile
E-mail: shollinger@hei.com

HAWAIIAN ELECTRIC INDUSTRIES, INC. REPORTS THIRD QUARTER 2007 EARNINGS

HONOLULU — Hawaiian Electric Industries, Inc. (NYSE – HE) today reported net income for the quarter ended September 30, 2007 of $19.9 million, or $0.24 per share, compared with $32.3 million, or $0.40 per share for the same quarter of 2006. “Third quarter results were significantly impacted by the recognition of a reserve for a potential refund to Oahu electric customers of $15.0 million ($8.3 million net of taxes or $0.10 per share) resulting from an amended proposed decision and order on Hawaiian Electric Company’s 2005 test year rate case,” said Constance H. Lau, HEI’s president and chief executive officer. “Results were also down quarter-over-quarter as our utility continued to incur higher costs to provide reliable electric services and our bank continued to experience margin compression and increased its loss reserve primarily due to commercial loans to a single borrower,” said Lau.

UTILITY RESULTS

Electric utility net income for the third quarter of 2007 was $12.9 million compared with $23.7 million for the same quarter in 2006. “Reserves made for the potential rate case refund to Oahu customers and higher quarter-over-quarter other operation and maintenance (O&M) costs

Hawaiian Electric Industries, Inc. News Release

November 1, 2007

more than offset the impacts of the interim rate relief received for our Hawaii Island utility,” said Lau.

As previously disclosed, the potential refund resulted from the exclusion of a prepaid pension asset from rate base in the Hawaii Public Utilities Commission’s (PUC) proposed decision and order on HECO’s 2005 rate case. In its interim decision on the case, the PUC had allowed HECO to include the prepaid pension asset in rate base.

Kilowatthour sales were essentially flat compared with the same quarter in 2006. Lower consumption by large commercial customers was partially offset by new load growth and warmer weather.

Other O&M expenses for the quarter were higher by $12.4 million due primarily to $5.4 million of production maintenance expenses resulting from higher generating station maintenance and the increased number and scope of generating unit overhauls and $1.7 million of increased employee benefits expenses. The remaining increase in O&M expenses of $5.3 million includes costs to execute energy efficient programs and ensure reliable operations.

Depreciation and amortization expenses were higher by $1.7 million quarter-over-quarter due to 2006 additions to plant in service, including Hawaiian Electric Company’s new dispatch center, the Ford Island substation, and Maui Electric Company’s 18-megawatt steam turbine.

Recovery of increased O&M expenses and capital expenditures were primary reasons all three utilities—Hawaiian Electric Company, Hawaii Electric Light Company and Maui Electric Company—have filed rate cases with the Hawaii Public Utilities Commission.

Hawaiian Electric Industries, Inc. News Release

November 1, 2007

BANK RESULTS

Bank net income was $11.7 million in the third quarter of 2007 compared to $13.5 million for the same quarter last year. “The volatility in the capital markets from the housing market slowdown and liquidity issues in the third quarter made it a difficult environment for financial institutions. Fortunately, we were fairly well-insulated from the deteriorating credit conditions that have impacted many banks during the quarter,” said Lau. “The interest rate environment remained challenging and results for the quarter were impacted by increased funding costs due to the continued shift in mix from lower costing deposit accounts to higher costing CDs and other borrowings, as well as higher provision expenses primarily related to a single commercial borrower,” Lau added.

Net interest income in the third quarter of 2007 was $47.7 million compared to $49.2 million in the third quarter of 2006. Increased interest income, primarily due to higher balances on loans and other investments, was more than offset by increased interest expense due to higher rates on deposits and higher balances of other borrowings. Net interest margin was 3.01% in the third quarter of 2007, compared with 3.10% in the third quarter of 2006.

The bank provided $2.7 million for possible loan losses in the third quarter of 2007 compared to no provision in the third quarter of 2006. “The bank’s overall credit quality remained good during the third quarter. The provision recorded in the quarter was primarily attributable to the commercial borrower for which we provisioned last quarter, and is not reflective of a trend in the overall credit quality of the loan portfolio,” said Lau.

Noninterest income in the third quarter increased $1.6 million compared to the third quarter of 2006, due primarily to higher fee income on deposits. In addition, noninterest income

Hawaiian Electric Industries, Inc. News Release

November 1, 2007

in the third quarter of 2006 included a $1.7 million gain on sale of securities. There were no similar gains in the third quarter of 2007.

Noninterest expense decreased slightly quarter-over-quarter.

HOLDING AND OTHER COMPANIES’ RESULTS

The holding and other companies’ net losses were $4.7 million in the third quarter of 2007 and $4.8 million in the third quarter of 2006.

WEBCAST AND TELECONFERENCE

Hawaiian Electric Industries, Inc. will conduct a webcast and teleconference call to review its third quarter on Friday, November 2, 2007, at 7:00 a.m. Hawaii Time (1:00 p.m. Eastern Time). The event can be accessed through HEI’s website at http://www.hei.com or by dialing (800) 435-1261, passcode: 62906597 for the teleconference call.

An online replay of the webcast will be available at the same website beginning about two hours after the event. Replays of the teleconference call will also be available approximately two hours after the event through November 16, 2007, by dialing (888) 286-8010, passcode: 62187695.

Representing management will be Constance H. Lau, president and chief executive officer, Hawaiian Electric Industries, Inc., chairman, Hawaiian Electric Company, Inc. and chairman, president and chief executive officer, American Savings Bank, F.S.B.; T. Michael May, president and chief executive officer, Hawaiian Electric Company, Inc.; Timothy K. Schools, chief operating officer, American Savings Bank, F.S.B.;

Hawaiian Electric Industries, Inc. News Release

November 1, 2007

and Eric K. Yeaman, financial vice president, treasurer and chief financial officer, Hawaiian Electric Industries, Inc. HEI supplies power to over 400,000 customers or 95% of Hawaii’s population through its electric utilities, Hawaiian Electric Company, Hawaii Electric Light Company and Maui Electric Company, and provides a wide array of banking and other financial services to consumers and businesses through American Savings Bank, the state’s third largest financial institution based on year-end asset size.

Hawaiian Electric Industries, Inc. News Release

November 1, 2007

FORWARD-LOOKING STATEMENTS

This release may contain “forward-looking statements,” which include statements that are predictive in nature, depend upon or refer to future events or conditions, and usually include words such as expects, anticipates, intends, plans, believes, predicts, estimates or similar expressions. In addition, any statements concerning future financial performance (including future revenues, expenses, earnings or losses or growth rates), ongoing business strategies or prospects and possible future actions, which may be provided by management, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about HEI and its subsidiaries, the performance of the industries in which they do business and economic and market factors, among other things. These forward-looking statements are not guarantees of future performance.

Forward-looking statements in this release should be read in conjunction with the “Forward-Looking Statements” discussion (which is incorporated by reference herein) set forth on page iv of HEI’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, and in HEI’s future periodic reports that discuss important factors that could cause HEI’s results to differ materially from those anticipated in such statements. Forward-looking statements speak only as of the date of this release.

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Hawaiian Electric Industries, Inc. (HEI) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended September 30		Nine months ended September 30		Twelve months ended September 30
(in thousands, except per share amounts)	2007	2006	2007	2006	2007	2006
Revenues
Electric utility	$567,615	$569,838	$1,508,005	$1,548,861	$2,014,034	$2,059,401
Bank	105,507	103,338	317,493	305,898	419,960	407,207
Other	339	718	2,749	(934)	1,332	11,976

	673,461	673,894	1,828,247	1,853,825	2,435,326	2,478,584

Expenses
Electric utility	536,249	521,187	1,434,858	1,414,784	1,908,246	1,885,407
Bank	86,960	82,760	260,824	232,146	348,485	305,647
Other	2,235	3,591	10,698	10,659	13,568	15,231

	625,444	607,538	1,706,380	1,657,589	2,270,299	2,206,285

Operating income (loss)
Electric utility	31,366	48,651	73,147	134,077	105,788	173,994
Bank	18,547	20,578	56,669	73,752	71,475	101,560
Other	(1,896)	(2,873)	(7,949)	(11,593)	(12,236)	(3,255)

	48,017	66,356	121,867	196,236	165,027	272,299

Interest expense–other than on deposit liabilities and other bank borrowings	(19,589)	(18,275)	(59,382)	(56,526)	(78,534)	(74,880)
Allowance for borrowed funds used during construction	656	838	1,840	2,259	2,460	2,819
Preferred stock dividends of subsidiaries	(474)	(471)	(1,420)	(1,417)	(1,893)	(1,890)
Allowance for equity funds used during construction	1,336	1,838	3,770	4,974	5,144	6,404

Income before income taxes	29,946	50,286	66,675	145,526	92,204	204,752
Income taxes	10,065	17,963	22,481	53,642	31,893	75,344

Net income	$19,881	$32,323	$44,194	$91,884	$60,311	$129,408

Per common share
Basic earnings	$0.24	$0.40	$0.54	$1.13	$0.74	$1.60

Diluted earnings	$0.24	$0.40	$0.54	$1.13	$0.74	$1.59

Dividends	$0.31	$0.31	$0.93	$0.93	$1.24	$1.24

Weighted-average number of common shares outstanding	82,481	81,213	81,949	81,099	81,781	81,055

Adjusted weighted-average shares	82,640	81,556	82,180	81,383	81,984	81,319

Net income (loss) by segment
Electric utility	$12,875	$23,666	$23,978	$61,940	$36,985	$80,126
Bank	11,731	13,470	35,909	46,515	45,176	64,174
Other	(4,725)	(4,813)	(15,693)	(16,571)	(21,850)	(14,892)

Net income	$19,881	$32,323	$44,194	$91,884	$60,311	$129,408

This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference in HEI’s Annual Report on SEC Form 10-K for the year ended December 31, 2006 and the consolidated financial statements and the notes thereto in HEI's Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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Hawaiian Electric Company, Inc. (HECO) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended September 30		Nine months ended September 30
(in thousands)	2007	2006	2007	2006
Operating revenues	$561,720	$568,236	$1,499,766	$1,545,557

Operating expenses
Fuel oil	222,721	227,288	549,771	594,940
Purchased power	144,918	138,758	390,161	378,916
Other operation	54,113	46,612	154,949	136,565
Maintenance	28,594	23,653	85,799	63,087
Depreciation	34,273	32,539	102,812	97,614
Taxes, other than income taxes	51,389	51,985	138,839	142,726
Income taxes	4,976	14,665	15,974	38,909

	540,984	535,500	1,438,305	1,452,757

Operating income	20,736	32,736	61,461	92,800

Other income
Allowance for equity funds used during construction	1,336	1,838	3,770	4,974
Other, net	3,819	1,379	(1,330)	2,809

	5,155	3,217	2,440	7,783

Income before interest and other charges	25,891	35,953	63,901	100,583

Interest and other charges
Interest on long-term debt	11,478	10,777	34,364	32,331
Amortization of net bond premium and expense	621	565	1,813	1,651
Other interest charges	1,075	1,285	4,090	5,424
Allowance for borrowed funds used during construction	(656)	(838)	(1,840)	(2,259)
Preferred stock dividends of subsidiaries	228	228	686	686

	12,746	12,017	39,113	37,833

Income before preferred stock dividends of HECO	13,145	23,936	24,788	62,750
Preferred stock dividends of HECO	270	270	810	810

Net income for common stock	$12,875	$23,666	$23,978	$61,940

OTHER ELECTRIC UTILITY INFORMATION			—
Kilowatthour sales (millions)	2,663	2,678	7,568	7,528
Cooling degree days (Oahu)	1,566	1,469	3,666	3,321
Average fuel cost per barrel	$74.78	$74.35	$65.52	$69.09

This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference in HECO’s Annual Report on SEC Form 10-K for the year ended December 31, 2006 and the consolidated financial statements and the notes thereto in HECO's Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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American Savings Bank, F.S.B. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended September 30		Nine months ended September 30
(in thousands)	2007	2006	2007	2006
Interest and dividend income
Interest and fees on loans	$61,817	$59,417	$182,191	$171,893
Interest and dividends on investment and mortgage-related securities	26,497	28,368	85,090	89,315

	88,314	87,785	267,281	261,208

Interest expense
Interest on deposit liabilities	20,381	19,701	61,951	52,095
Interest on other borrowings	20,243	18,891	57,230	54,361

	40,624	38,592	119,181	106,456

Net interest income	47,690	49,193	148,100	154,752
Provision for loan losses	2,700	—	3,900	—

Net interest income after provision for loan losses	44,990	49,193	144,200	154,752

Noninterest income
Fees from other financial services	7,153	6,548	20,539	19,730
Fee income on deposit liabilities	6,583	4,653	19,095	13,218
Fee income on other financial products	1,977	1,739	5,845	6,308
Gain on sale of securities	—	1,735	—	1,735
Other income	1,480	878	4,733	3,699

	17,193	15,553	50,212	44,690

Noninterest expense
Compensation and employee benefits	16,173	17,398	52,733	52,711
Occupancy	5,418	4,942	15,707	13,895
Equipment	3,630	3,768	10,893	10,900
Services	6,385	5,600	22,638	13,441
Data processing	2,596	2,534	7,799	7,541
Other expense	9,456	9,926	27,972	27,202

	43,658	44,168	137,742	125,690

Income before income taxes	18,525	20,578	56,670	73,752
Income taxes	6,794	7,108	20,761	27,237

Net income	$11,731	$13,470	$35,909	$46,515

Net interest margin (%)	3.01	3.10	3.09	3.23

This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference in HEI’s Annual Report on SEC Form 10-K for the year ended December 31, 2006 and the consolidated financial statements and the notes thereto in HEI's Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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